Exhibit 1

FOR IMMEDIATE RELEASE	16 JULY 2013

WPP PLC (“WPP”)

Quisma acquires performance marketing agency H1 in Czech Republic

WPP announces that its digital agency Quisma, part of GroupM, WPP’s wholly-owned global media investment management operation, has acquired H1, a leading performance marketing agency in the Czech Republic and the Slovak Republic.

Founded in 2006 in Prague, H1 specialises in tailor-made paid search marketing, search engine optimisation, web consulting, and training. H1 employs approximately 90 people and its clients include Vodafone, Home Credit, Beiersdorf and Tchibo. H1 has offices in Prague, Bratislava, Brno and Zilina.

The agency’s revenues for the year ended 31 December 2012 were approximately CZK 75 million, with gross assets at the same date of CZK 51 million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors and strengthening its capabilities in digital media. WPP’s digital revenues (including associates) were well over US$5 billion in 2012, representing 33% of total Group revenues. WPP has set a target of 35-40% of revenue to be derived from digital in the next five years. Collectively, WPP companies in the Czech Republic (including associates) employ over 600 people and have revenues of over US$70 million. In Central and Eastern Europe, the Group collectively (including associates) employs 6,000 people, generating revenues of over US$600 million.

Contact:
Feona McEwan, WPP	+ 44(0) 207 408 2204